Public



SE 18001254

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 26 2018
WASH. D.C.

SEC FILE NUMBER
8-24040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Financial Network

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Sawyer Road
(No. and Street)

Waltham	Massachusetts	02453-3483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor	Boston	Massachusetts	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Paul J. Ims, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Financial Network, as of December, 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public



EMILY DENNESEN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 13, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


COMMONWEALTH financial network

COMMONWEALTH FINANCIAL NETWORK[SM]
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, LLC

STATEMENTS OF FINANCIAL CONDITION

YEARS ENDED DECEMBER 31, 2017 AND 2016

(Public)

COMMONWEALTH FINANCIAL NETWORK℠
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERIVCES, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Commonwealth Financial Network[SM]
A Registered Service Mark for Commonwealth Equity Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Commonwealth Financial Network [SM] (the "Company") as of December 31, 2017 and 2016 and the related notes (collectively referred to as the financial statements). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ marcumllp.com

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2007.

Marcum LLP

Boston, Massachusetts
February 22, 2018

COMMONWEALTH FINANCIAL NETWORK[SM]

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2017 AND 2016

	2017	2016
Assets		
Cash and cash equivalents	$ 48,070,348	$ 50,126,502
Restricted cash and cash equivalents	3,600,973	3,102,036
Receivables:		
Brokers and clearing organizations	25,492,954	20,048,807
Employees and registered representatives	52,698,541	42,491,759
Other	301,992	104,998
Securities owned, at fair value	87,261,379	76,778,347
Property and equipment, net	16,584,377	17,776,671
Deferred tax assets	1,430,167	1,355,414
Other assets	10,462,039	4,075,878
Deposits with clearing organizations	50,000	50,000
Total Assets	$ 245,952,770	$ 215,910,412
Liabilities and Member's Equity		
Accrued liabilities	$ 22,127,901	$ 20,284,020
Accrued deferred compensation	69,158,119	57,060,087
Payables:		
Brokers and clearing organizations	8,953,573	9,956,555
Trade and reimbursements	7,252,456	4,729,229
Dividends payable	13,204,189	11,295,207
Subordinated borrowings - related parties	106,155,000	93,155,000
Capital lease obligations	3,601,855	7,203,710
Other liabilities	697,721	37,533
Income tax payable	--	63,373
Due to affiliates	190,608	590,611
Total Liabilities	231,341,422	204,375,325
Commitments and contingencies (Note 10)		
Member's Equity		
Member's Units-100 issued and outstanding	14,611,348	11,535,087
Total Member's Equity	14,611,348	11,535,087
Total Liabilities and Member's Equity	$ 245,952,770	$ 215,910,412

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Commonwealth Financial Network[SM] is a Registered Service Mark of Commonwealth Equity Services, LLC ("Commonwealth" or the "Company"). The Company, organized in Massachusetts and founded in 1979, has offices in Waltham, Massachusetts and San Diego, California. The Company is an independent broker/dealer and registered investment advisor that is the "home office" for its national network of independent registered representatives and independent advisor representatives. These representatives (advisors) are licensed to sell securities through the Company by the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with FINRA and with the Securities and Exchange Commission (the "SEC"). The Company is also subject to regulation by the U.S. Commodity Futures Trading Commission (the "CFTC") and the National Futures Association. The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, a Fidelity Investments Company, and other providers.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraphs (k)(2)(i) and (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

On August 1, 2017 Commonwealth Equity Services, Inc. ("Commonwealth, Inc."), underwent a corporate reorganization whereby it converted its current Massachusetts S-corporation structure into a Massachusetts limited liability company, which resulted in a name change to Commonwealth Equity Services, LLC ("Company" or "Commonwealth"). This corporate reorganization was approved by FINRA. As part of the reorganization, the shareholders of Commonwealth, Inc. contributed their outstanding 2,400,000 shares to CFN Holding Company, Inc. (the "Parent"), a Massachusetts S-corporation. The Parent received 100 units representing 100 percent ownership in Commonwealth at the time of conversion. Concurrently, the Parent contributed the 100 units in Commonwealth to CFN Ventures, LLC ("Ventures"), a Delaware limited liability company, in exchange for 100 units representing 100 percent ownership in Ventures. Ventures simultaneously contributed the 100 units in Commonwealth to 1979 Holding Company, LLC ("1979 Holding"), a Delaware limited liability company, in exchange for 100 units representing 100 percent ownership in 1979 Holding. As a result of these transfers, Commonwealth is effectively 100 percent owned by 1979 Holding. The reorganization did not result in changes to the Company's management personnel, business lines, operations or supervisory structure. 1979 Holding, Ventures and the Parent are under the same common ownership that Commonwealth Equity Services, Inc. was prior to the reorganization. The rights, privileges, powers and obligations of Commonwealth were vested in the new limited liability company as of the date of the conversion. The accompanying financial statements reflect the recapitalization of the Company on a retrospective basis for all periods presented.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SECURITIES OWNED

Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are recorded at fair value with the resulting net unrealized gains and losses reflected in current operations.

FAIR VALUE MEASUREMENT

The Company conducts its principal trading through three designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second and third accounts are used to facilitate fixed income trading for two advisors and may carry positions overnight. These securities are normally held in the account for no longer than thirty days and are recorded at fair value.

The Financial Accounting Standards Board ("FASB") ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure Fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible; therefore, no allowance for doubtful accounts has been provided for.

CASH AND CASH EQUIVALENTS

The Company defines cash equivalents as liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with a maturity at the date of purchase of ninety days or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years, or more. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. All capitalized internal use software development costs are amortized using the straight-line method over the estimated useful life, ranging from three to five years, once placed in service.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

For the year ended December 31, 2017, the Company is considered a disregarded entity for tax purposes. The Parent reports all activity of the Company and files its tax return as an S Corporation. As such, the Parent has no federal tax liabilities. Its federal taxable income is reported on the tax returns of its shareholders. The Parent, however, is liable for state taxes levied on S Corporations by Massachusetts, California, and Texas. These liabilities are created by income generated by the Company.

For the year ended December 31, 2016, the Company was taxed as an S Corporation. As such, the Company had no federal tax liabilities. Its federal taxable income was reported on the tax returns of its shareholders. However, the Company was liable for state taxes levied on S Corporations by Massachusetts, California, and Texas.

The Company recognizes deferred tax liabilities and assets for expected future state income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the years ended December 31, 2017 and 2016. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2017.

DEFERRED COMPENSATION

The Company recognizes the obligation to provide postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – FAIR VALUE MEASUREMENTS

The following tables present the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	Assets at Fair Value as of December 31, 2017			
	Level 1	Level 2	Level 3	Total
Debt Securities				
Municipal bonds	$ --	$ 7,165,640	$ --	$ 7,165,640
Corp bonds	--	765,151	--	765,151
REITs	--	542,896	--	542,896
Equities				
Mutual funds	49,628,487	--	--	49,628,487
Fixed income mutual funds	29,159,205	--	--	29,159,205
Total Securities Owned	$ 78,787,692	$ 8,473,687	$ --	$ 87,261,379

	Assets at Fair Value as of December 31, 2016			
	Level 1	Level 2	Level 3	Total
Debt Securities				
Municipal bonds	$ --	$ 6,734,667	$ --	$ 6,734,667
Corp bonds	--	818,943	--	818,943
REITs	--	908,497	--	908,497
Equities				
Mutual funds	41,092,492	--	--	41,092,492
Fixed income mutual funds	27,223,748	--	--	27,223,748
Total Securities Owned	$ 68,316,240	$ 8,462,107	$ --	$ 76,778,347

Investments in mutual funds, including money market mutual funds, are generally priced at the ending net asset value (NAV) provided by the service agent of the funds. These securities will be categorized as Level 1 securities.

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. Municipal bonds will be categorized in Level 2 of the fair value hierarchy.

Investments in REITs are generally valued based on external broker quotes using external price/spread data. If external price data is not observable, the valuation is either based on prices of comparable securities or based on the net asset value (NAV) as published by the REIT managers. Investments in REITs are generally categorized in Level 2 or Level 3 of the fair value hierarchy.

Corporate bonds when valued using market quotations in an active market, will be categorized as Level 1 securities. However, they may be valued on the basis of prices furnished by a pricing service when the Company believes such prices more accurately reflect the fair value of such securities.

A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. These securities will generally be categorized as Level 2 securities. If the Company decides that a price provided by the pricing service does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service, or when certain restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Company. These securities will be categorized as Level 3 securities.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company has a margin account with its clearing firm, National Financial Services, LLC, for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2017 and 2016, there were trades that were pending settlement resulting in a payable to clearing organizations of $92,805 and $835,165 respectively, included in the statements of financial condition under payables to brokers and clearing organizations.

NOTE 5 – ADVISOR LOANS

In order to assist advisors in setting up their respective businesses, the Company makes various loans to such individuals. These loans are generally forgivable over a five year period and forgiveness is based upon the achievement of specific production levels. In some cases, loans are non-forgivable and are subject to an amortization schedule, with monthly payments of principal and interest required. As of December 31, 2017 and 2016, the balances of advisor loans owed to the Company were $51,876,958 and $41,846,601 respectively and are included in the employees and registered representative receivables in the Statements of Financial Condition. At December 31, 2017 and 2016 $37,623,311 (73%) and $29,406,861 (70%), respectively, of the outstanding amount was forgivable.

NOTE 6 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at December 31:

	2017	2016
Computers, furniture and fixtures	$ 3,414,170	$ 2,991,371
Software	64,312,943	60,955,884
Leasehold improvements	9,284,252	8,849,545
	77,011,365	72,796,800
Less: accumulated depreciation	(60,426,988)	(55,020,129)
	$ 16,584,377	$ 17,776,671

For the years ended December 31, 2017 and 2016, included in computers, furniture and fixtures is $9,328,710 in equipment acquired under capital lease and $2,804,743 and $940,023, respectively in related accumulated depreciation (see Note 10).

NOTE 7 – SUBORDINATED BORROWINGS - RELATED PARTIES

The lenders, consisting of the Parent's principal shareholders, have, under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by FINRA and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2017 and 2016, $13,000,000 and $8,000,000, respectively, was loaned to the Company. In 2017 and 2016, the Company prepaid and simultaneously consolidated certain loans in the aggregate of $106,155,000 and $55,708,000, respectively. During 2017 one note was prepaid for $6,075,000 and a new note for the same amount was simultaneously reissued to the Company from a different lending entity with the same controlling party. At December 31, 2017 and 2016, subordinated loans amounted to $106,155,000 and $93,155,000, respectively.

The Company has subordinated borrowings maturing as follows:

2018	$ -
2019	-
2020	106,155,000
Total	$ 106,155,000

The interest rate on all subordinated debt is at the prime lending rate, plus an additional three percent and was 7.50% and 6.75% as of December 31, 2017 and 2016 respectively. Subordinated loan interest is payable monthly. All subordinated notes issued have a minimum interest rate of 6%.

NOTE 8 – INCOME TAXES

The Company recorded a provision for state income taxes, based on taxable income generated by the Company, as well as a deferred benefit for state taxes as a result of a deferred tax asset that is generated from the tax effect of temporary differences primarily resulting from accruals, depreciation, and amortization. Deferred tax assets at December 31, 2017 and 2016 were $1,430,167 and $1,355,414, respectively.

NOTE 8 – INCOME TAXES (CONTINUED)

The components of deferred tax assets (liabilities) are as follows as of December 31:

	2017	2016
Depreciation and amortization	$ 58,245	$ 53,142
Accruals	1,678,143	1,440,579
Other	(306,221)	(138,307)
	$ 1,430,167	$ 1,355,414

NOTE 9 - OPTION PLANS

STOCK OPTION PLAN

On July 1, 2000, the Company adopted the Commonwealth Non-Qualified Stock Option Plan (the "Original Plan") designed to encourage employees to continue employment with the Company.

In connection with the August 1, 2017 corporate reorganization, a new Non-Qualified Stock Option Plan (the "Plan) was established for the Parent. The Plan of the Parent assumed the Original Plan with all of the same terms and no modifications to existing awards. The underlying valuation methodology of existing and future options did not change as a result of the assumption. All current and existing options issued and outstanding are to employees of the Company and are subject to repurchase, at the Company's discretion, by the Company. The Plan and Original Plan permit the Company to grant options of Parent stock to its employees up to an aggregate of 1,000,000 options. Options granted under both Plans generally vest over a five-year period and expire 25 years from the grant date.

There were 696,478 and 662,413 options exercisable at December 31, 2017 and December 31, 2016, respectively and 873,116 and 840,999 options outstanding at December 31, 2017 and December 31, 2016 respectively. At December 31, 2017 and 2016 the weighted average exercise price of options outstanding was $108.98 and $98.63, respectively. The weighted average remaining contractual term in years was 19.00 for options outstanding at December 31, 2017 and 18.57 for options exercisable at December 31, 2017.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE

The Company leases office space in Waltham, Massachusetts, San Diego, California and Marlborough, Massachusetts with expiration dates in 2025, 2021, and 2020, respectively. During July 2005, the Company began to lease additional space in its Waltham Massachusetts office and extended the lease term through 2020. As part of the lessor's requirement for leasing this additional office space in Waltham, the Company has set aside funds totaling approximately $2,700,000, which is included in restricted cash and cash equivalents on the Statements of Financial Condition. Additionally, the Company subleases part of their Waltham and San Diego offices and the rental receipts reduce the Company's overall rental costs. The Company has entered into various operating leases for office equipment and furniture. Future minimum lease payments under operating leases are as follows:

	Facilities	Equipment and Furniture
2018	4,990,345	53,043
2019	5,040,990	41,651
2020	3,546,436	33,343
2021	2,097,442	33,343
2022	1,511,309	--
Thereafter	4,746,098	-
Total	$ 21,932,620	$ 161,380

CAPITAL LEASE

The Company acquired computer equipment under a capital lease in April 2016. The cost of the computer equipment at December 31, 2017 and 2016 is included in the Statements of Financial Condition as property and equipment, in the amount of $9,328,710 net of accumulated depreciation in the amount of $2,804,744 and $940,023, respectively. There is one remaining lease payment of $3,601,855 for this capital lease which is scheduled for April of 2018.

LITIGATION AND CLAIMS

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At December 31, 2017 and 2016 the Company was the co-defendant in several lawsuits. Management believes, based on current available information, that the results of such proceedings in the aggregate will not have a material adverse effect on the Company's financial condition. The Company has Errors and Omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned claims. There were no expenses for legal costs and potential settlements accrued for the years ended December 31, 2017 and 2016.

NOTE 10 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

DEFERRED COMPENSATION

The Company has entered into agreements (the "Agreements") with nine employees (the "Employees") that provide for the payment of deferred compensation upon termination of employment, subject to five-year vesting schedules. Following termination of employment, each of the Employees will be entitled to receive cash payments that in total equal the value of his or her vested deferred compensation as determined under terms of the Agreements. The Company began recording accrued deferred compensation expense in 2006 in accordance with the vesting schedules.

EQUITY REPURCHASE OBLIGATION – MINORITY OWNER

For the year ended December 31, 2016, the Company was obligated to repurchase the equity interest of a minority owner, also an employee, as a result of an agreement signed in 1999 (the "1999 Agreement"). Following termination of his employment and in exchange for his entire equity ownership interest, the minority owner would receive six semi-annual cash payments that in total equals the value of his equity interest, as determined under the terms of the 1999 Agreement. Due to the reorganization in 2017, the obligation to repurchase the equity interest of the minority owner is now between the Parent and the parent's Shareholders.

NOTE 11 – RELATED PARTY TRANSACTIONS

DUE TO AFFILIATE

During the course of the year, the Company advances to and borrows from related parties to facilitate short-term cash flow requirements. These related parties are owned and controlled by a principal officer and shareholder of the Parent. The balances consisted primarily of monies owed to and due from CES Insurance Agency, LLC ("CESI"). CESI is an affiliated entity that assists the Company's independent advisors in the selling of insurance-based products. The Company provides ongoing operational and marketing services to CESI at prevailing market rates. At December 31, 2017 and 2016, the balance due to affiliated parties was $190,608 and $590,611, respectively.

NOTE 12 – CONCENTRATIONS

For the years ended December 31, 2017 and 2016, commissions receivable from the Company's clearing firm, National Financial Services, LLC, was $20,566,192 and $14,806,861, respectively, or 81% and 74%, respectively, of all receivables from brokers and clearing organizations.

NOTE 13 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017 and 2016, the Company had net capital of $20,603,311 and $21,642,774, respectively, which was sufficient to meet the required net capital of $8,418,748 and $7,508,237, respectively. The Company's net capital ratio for December 31, 2017 and 2016 was 6.13 and 5.20 to 1, respectively.